UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

NEXEO SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title and Class of Securities)

65342H102

(CUSIP Number)

J. Richard Atwood

First Pacific Advisors, LLC

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(310) 473-0225

with a copy to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2016

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: First Pacific Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,893,357 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,893,357 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,893,357 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 27.9% (1)(2)
(14)	Type of Reporting Person (See Instructions): IA, OO

(1)	Includes 89,388 shares of common stock of Nexeo Solutions, Inc. (the “Issuer”) underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 10, 2016, according to information provided by the Issuer.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Crescent Fund, a series of FPA Funds Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,605,125
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,605,125
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,605,125
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.2% (1)
(14)	Type of Reporting Person (See Instructions): IV

(1)	Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 10, 2016, according to information provided by the Issuer. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Global Opportunity Fund
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 816,923
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 816,923
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 816,923
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.9% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 10, 2016, according to information provided by the Issuer.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Drawdown Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,483,784
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,483,784
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,483,784
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.7% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 10, 2016, according to information provided by the Issuer.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Fund
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 99,284
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 99,284
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,284
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 10, 2016, according to information provided by the Issuer.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Value Partners Fund
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 241,848 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 241,848 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 241,848 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.3% (1)(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants.
(2)	Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 10, 2016, according to information provided by the Issuer.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: J. Richard Atwood
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,893,357 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,893,357 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,893,357 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 27.9% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 10, 2016, according to information provided by the Issuer.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Steven T. Romick
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,893,357 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,893,357 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,893,357 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 27.9% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 10, 2016, according to information provided by the Issuer.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Brian A. Selmo
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,893,357 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,893,357 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,893,357 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 27.9% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 10, 2016, according to information provided by the Issuer.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Mark Landecker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,893,357 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,893,357 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,893,357 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 27.9% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 10, 2016, according to information provided by the Issuer.

Schedule 13D

CUSIP No. 65342H102

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Nexeo Solutions, Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 3 Waterway Square Place, Suite 1000, The Woodlands, Texas 77380.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	First Pacific Advisors, LLC, a Delaware limited liability company (“FPA”)

2.	FPA Crescent Fund, a series of FPA Funds Trust, a Delaware trust (“FPA Crescent Fund”)

3.	FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Global Opportunity”)

4.	FPA Select Drawdown Fund, L.P., a Delaware limited partnership (“FPA Select Drawdown”)

5.	FPA Select Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Select”)

6.	FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Value Partners”)

7.	J. Richard Atwood

8.	Steven T. Romick

9.	Brian A. Selmo

10.	Mark Landecker

The trustees of FPA Funds Trust are listed on Appendix A hereto. Appendix A is incorporated herein by reference.

(b) The business address or address of the principal office, as applicable, of the Reporting Persons is:

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(c) Each of the Reporting Persons is engaged in the business of investing. FPA’s principal business is serving as an investment adviser to certain investment companies, including FPA Crescent, certain private investment funds, including FPA Global Opportunity, FPA Select Drawdown, FPA Select, and FPA Value Partners (collectively, the “Private Investment

Funds”), and certain unaffiliated separately managed accounts (the “Managed Accounts”). FPA also serves as the general partner of FPA Select Drawdown and Manager of FPA Global Opportunity, FPA Select, FPA Value Partners, and FPA Hawkeye Fund, LLC. The principal occupation of Mr. Atwood is serving as a Managing Partner of FPA. The principal occupation of Mr. Romick is serving as a Portfolio Manager of certain advisory clients for which FPA serves as investment adviser and as a Managing Partner of FPA. The principal occupation of each of Messrs. Selmo and Landecker is serving as a Portfolio Manager of certain advisory clients for which FPA serves as investment adviser and as a Partner of FPA.

(d) and (e) During the past five years, none of the Reporting Persons (nor any of the persons listed on Appendix A) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	FPA – Delaware

2.	FPA Crescent Fund – Delaware

3.	FPA Global Opportunity – Delaware

4.	FPA Select Drawdown – Delaware

5.	FPA Select – Delaware

6.	FPA Value Partners – Delaware

7.	J. Richard Atwood – United States

8.	Steven T. Romick – United States

9.	Brian A. Selmo – United States

10.	Mark Landecker – Canada

The persons listed on Appendix A are all United States citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure in Item 4 is incorporated herein by reference.

The aggregate purchase price (inclusive of commissions) of the securities of the Issuer reported herein was $203,659,990.78. The securities of the Issuer reported herein were purchased with the working capital of investment advisory clients of FPA, including the working capital of FPA Crescent Fund, FPA Global Opportunity, FPA Select Drawdown, FPA Select, FPA Value Partners, and the Managed Accounts.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes.

Subscription Agreement

In connection with the proposed business combination between WL Ross Holding Corp. (“WL Ross Holding”) and Nexeo Solutions Holdings, LLC pursuant to the Agreement and Plan of Merger, dated as of March 21, 2016 (the “Business Combination”), on May 23, 2016, WL Ross Holding entered into a subscription agreement (the “Subscription Agreement”) with WL Ross Sponsor LLC (“WLRS”) and FPA, on behalf of certain of its investment advisory clients, pursuant to which FPA purchased 18,260,000 shares of WL Ross Holding’s common stock on a private placement basis (the “PIPE Shares”) for $10 per share. The closing of the transactions pursuant to the Subscription Agreement were subject to certain material contingencies, including WL Ross Holding obtaining the required approvals from its stockholders for the proposals related to the Business Combination. All such material contingencies were satisfied on June 8, 2016, the Business Combination closed on June 9, 2016, and in connection with the closing of the Business Combination, WL Ross Holding changed its name to Nexeo Solutions, Inc.

FPA allocated the PIPE Shares to the accounts of certain of its investment advisory clients, including FPA Crescent Fund and the Managed Accounts. The PIPE Share holdings of FPA Crescent Fund and the Managed Accounts are detailed in a chart in Item 5 below and such information is incorporated into this Item 4 by reference.

In addition, pursuant to the Subscription Agreement, WLRS transferred to FPA 2,509,819 shares of Common Stock designated as Founder Shares from the 12,506,250 Founder Shares that WLRS received at the time of the Issuer’s initial public offering. FPA allocated the Founder Shares received pursuant to the Subscription Agreement to certain investment advisory clients, including FPA Crescent Fund and the Managed Accounts. The Founder Share holdings of FPA Crescent Fund and the Managed Accounts are detailed in a chart in Item 5 below and such information is incorporated into this Item 4 by reference.

The Founder Shares are subject to certain restrictions on transfer (the “Share Price Restrictions”), including: (i) with respect to 50% of the Founder Shares, such shares cannot be transferred unless the last sale price of the Issuer’s Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, and (ii) with respect to the remaining 50% of the Founder Shares, such shares cannot be transferred unless the last sale price of the Issuer’s Common Stock equals or exceeds $15 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. If such Share Price Restrictions have not been satisfied, the Founder Shares must be forfeited to the Issuer on the tenth anniversary of the consummation of the Business Combination.

Furthermore, pursuant to the Subscription Agreement, WLRS transferred to WLRS Fund I LLC (“WLRS Fund”), a Delaware limited liability company formed and controlled by WLRS and in which investment advisory clients of FPA are members and own a 99.9% economic interest, an additional 1,256,166 Founder Shares (the “LLC Founder Shares”) and 225,533 newly issued shares of the Issuer’s Common Stock that WLRS received in exchange for a portion of its private placement warrants (the “LLC Exchange Shares”). Transfers of the LLC Founder Shares are subject to the Share Price Restrictions described above, and pursuant to the Subscription Agreement, the LLC Founder Shares and the LLC Exchange Shares are subject to certain restrictions on transfer detailed in that Shareholders’ and Registration Rights Agreement, dated March 21, 2016, among WL Ross Holding, WLRS and Nexeo Holdco, LLC (the “Stockholders’ Agreement”). Pursuant to such restrictions, without the prior written consent of TPG Global, LLC and WLRS (collectively, the “Sponsors”), the LLC Founder Shares and the LLC Exchange Shares cannot be transferred during the first six months following the closing of the Business Combination (the “Lock-Up Period”), and then, subject to any permitted underwritten offerings pursuant to the Stockholders’ Agreement and other permitted transfers, cannot be transferred through the earlier of 12 months following the expiration of the Lock-Up Period or such time as the Sponsors no longer hold 50% of their initial ownership of the Issuer’s Common Stock.

FPA may be deemed to share investment power over the securities of the Issuer held by WLRS Fund because FPA is the investment adviser of members of WLRS Fund, including FPA Crescent Fund and the Managed Accounts, and such members have an approval right with respect to transfers of the securities of the Issuer held by WLRS Fund pursuant to the limited liability company operating agreement of WLRS Fund (the “LLC Agreement”). As members of WLRS Fund, FPA Crescent Fund and the Managed Accounts may also be deemed to share investment power over the securities of the Issuer held by WLRS Fund due to such approval right. Pursuant to the LLC Agreement, at any time following the lapse of the transfer restrictions on the LLC Founder Shares and the LLC Exchange Shares, each member of WLRS Fund may elect by written notice to the Manager of WLRS Fund to receive a distribution of such unrestricted LLC Founder Shares and LLC Exchange Shares up to such member’s pro rata portion of its respective membership percentage.

The Subscription Agreement provides that shares of the Issuer’s Common Stock beneficially owned by FPA and its affiliates will be subject to a lock-up commencing from May 23, 2016, and ending 180 days after the closing of the transactions pursuant to the Subscription Agreement, which occurred on June 9, 2016.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Registration Rights Agreement

On May 23, 2016, WL Ross Holding also entered into a Registration Rights Agreement with WLRS and FPA, on behalf of certain of its clients (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, within 15 business days following the consummation of the Business Combination, the Issuer will file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement relating to the resale of the PIPE Shares, Founder Shares, LLC Founder Shares and LLC Exchange Shares (collectively, the “Registrable Securities”) received pursuant to the Subscription Agreement. Pursuant to the Registration Rights Agreement, the Issuer will use its reasonable best efforts to keep such shelf registration statement continuously effective until the date as of which all Registrable Securities have been sold pursuant to the shelf registration statement or another registration statement is filed.

In addition, pursuant to the Registration Rights Agreement, the holders of at least a majority in interest of the then outstanding number of Registrable Securities may make up to two written demands for registration of all or part of their Registrable Securities, provided that the aggregate value of the Registrable Securities to be offered is at least $50 million, and the Issuer will be required to file a registration statement with the SEC relating to the resale of Registrable Securities requested by such holders within 30 business days of a demand. Furthermore, subject to certain cutback provisions and other limitations set forth in the Registration Rights Agreement, if the majority holders of Registrable Securities as part of their demand registration advise the Issuer that the offering of Registrable Securities shall be in the form of an underwritten offering conditioned upon the participating holders entry into an underwriting agreement in customary form with underwriters selected by the Issuer, the Issuer will be obligated to conduct the underwritten offering no more than two times.

Pursuant to the Registration Rights Agreement, if the Issuer at any time proposes to conduct an underwritten offering of its equity securities for its own account or for the account of any other person, it will give notice to the holders of the Registrable Securities and subject to the terms of the Stockholders’ Agreement, and, subject to certain cutback provisions and other limitations described in the Registration Rights Agreement, will offer holders of the Registrable Securities the opportunity to include in such underwritten offering the number of Registrable Securities that the holders request in writing equal to the lesser of (a) Registrable Securities with an aggregate value of at least $10 million at the time of such request and (b) all of the such holders’ remaining Registrable Securities, unless such holder is permitted to resell its Registrable Securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) without volume limitations or other restrictions on transfer thereunder.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

Commitment Agreement

On June 6, 2016, WL Ross Holding entered into a commitment agreement (the “Commitment Agreement”) with WLRS and FPA, on behalf of the Private Investment Funds, pursuant to which FPA agreed not to redeem 2,094,727 shares of Common Stock held in the accounts of the Private Investment Funds in connection with the closing of the Business Combination. In consideration for the promise not to redeem such shares of Common Stock, following the closing of the Business Combination, WLRS transferred to FPA (i) 431,877 Founder Shares (the “Commitment Agreement Founder Shares”) and (ii) 25,847 newly issued shares of Common Stock that WLRS received in exchange for a portion of its private placement warrants (the “Commitment Agreement Exchange Shares”, and together with the Commitment Agreement Founder Shares, the “Commitment Agreement Shares”). All material contingencies to the consummation of the transactions pursuant to the Commitment Agreement were satisfied on June 8, 2016.

Transfers of the Commitment Agreement Founder Shares are subject to the Share Price Restrictions described above. FPA allocated the Commitment Agreement Shares to the accounts of the Private Investment Funds. The holdings of the Private Investment Funds are detailed in a chart in Item 5 below and such information is incorporated into this Item 4 by reference.

In addition, pursuant to the Commitment Agreement, no later than 15 business days following the consummation of the Business Combination, the Issuer will file with the SEC a registration statement registering the resale of the Commitment Agreement Shares and use its reasonable best efforts to have the registration statement declared effective as soon as reasonably practicable after the filing thereof and maintain the effectiveness of the registration statement until such time as the Commitment Agreement Shares have been sold thereunder or can be sold in market transactions pursuant to Rule 144 without volume limitations under the Securities Act.

The foregoing description of the Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Agreement, which is incorporated by reference as Exhibit 99.4, and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Going forward, the Reporting Persons may have conversations with members of the Issuer’s management team and members of the Issuer’s Board of Directors (the “Board”) regarding multiple topics, including, but not limited to, general business operations and strategic alternatives to promote long-term value for the benefit of all shareholders. The Reporting Persons may engage in communications with one or more officers, members of Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held, as of the date hereof, by each of the following FPA investment advisory clients and by WLRS Fund.

Holder	Total Number of Shares
FPA Crescent Fund	20,123,426 shares of Common Stock (including 17,691,717 PIPE Shares and 2,431,709 Founder Shares)

Managed Accounts	646,393 shares of Common Stock (including 568,283 PIPE Shares and 78,110 Founder Shares)

FPA Global Opportunity	816,923 shares of Common Stock (including 138,224 Commitment Agreement Founder Shares and 8,272 Commitment Agreement Exchange Shares)

FPA Select Drawdown	1,483,784 shares of Common Stock (including 251,058 Commitment Agreement Founder Shares and 15,026 Commitment Agreement Exchange Shares)

FPA Select	99,284 shares of Common Stock (including 16,799 Commitment Agreement Founder Shares and 1,005 Commitment Agreement Exchange Shares)

FPA Value Partners	241,848(1) shares of Common Stock (including 25,796 Commitment Agreement Founder Shares and 1,544 Commitment Agreement Exchange Shares)

WLRS Fund	1,481,699 (including 1,256,166 LLC Founder Shares and 225,533 LLC Exchange Shares)

(1)	Such share amount includes 89,388 shares of Common Stock underlying warrants issued pursuant to a Warrant Agreement, dated June 5, 2014, by and between WL Ross Holding and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) that may be exercised 30 days following the closing of the Business Combination for an exercise price of $11.50 per share and expire five years following the closing of the Business Combination.

As the investment adviser of FPA Crescent Fund, the Managed Accounts and the Private Investment Funds (collectively, the “FPA Clients”), FPA may be deemed to share voting and/or investment power over the securities of the Issuer held by the FPA Clients and therefore may be deemed to beneficially own such securities. In addition, as the investment adviser to members of WLRS Fund, FPA may be deemed to share investment power over the securities of the Issuer held by WLRS Fund due such members’ approval right with respect to transfers of the securities of the Issuer held by WLRS Fund, and therefore FPA may be deemed to beneficially own such securities. As members of WLRS Fund, FPA Crescent Fund and the Managed Accounts may also be deemed to share investment power over the securities of the Issuer held by WLRS Fund due to such approval right, and therefore FPA Crescent Fund and the Managed Accounts may be deemed to beneficially own such securities.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in Exhibit 99.5 attached hereto or disclosed elsewhere in this Schedule 13D, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. The limited partners of (or investors in) each of the FPA Clients for which FPA acts as general partner, managing member and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure regarding the Subscription Agreement contained in Item 4 is incorporated herein by reference.

The Subscription Agreement is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The disclosure regarding the Registration Rights Agreement contained in Item 4 is incorporated herein by reference.

The Registration Rights Agreement is incorporated by reference as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The disclosure regarding the Commitment Agreement contained in Item 4 is incorporated herein by reference.

The Commitment Agreement is incorporated by reference as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

The disclosure regarding the Warrant Agreement contained in Item 5 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	Subscription Agreement, dated May 23, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and First Pacific Advisors, LLC, on behalf of one or more clients (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 24, 2016).

99.3	Registration Rights Agreement, dated May 23, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and First Pacific Advisors, LLC, on behalf of one or more clients (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 24, 2016).

99.4	Commitment Agreement, dated June 6, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and First Pacific Advisors, LLC, on behalf of one or more clients (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 7, 2016).

99.5	Transactions in securities of the Issuer effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 20, 2016

First Pacific Advisors, LLC

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Crescent Fund, a series of FPA Funds Trust

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	President

FPA Global Opportunity Fund

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Drawdown Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Fund

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Value Partners Fund

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

J. Richard Atwood

By:	/s/ J. Richard Atwood

Steven T. Romick

By:	/s/ Steven T. Romick

Brian A. Selmo

By:	/s/ Brian A. Selmo

Mark Landecker

By:	/s/ Mark Landecker

Appendix A

Trustees of FPA Funds Trust

Name	Position	Address
Mark L. Lipson	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Alfred E. Osborne, Jr.	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

A. Robert Pisano	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Patrick B. Purcell	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Allan M. Rudnick	Trustee & Chairman	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Steven T. Romick	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

J. Richard Atwood	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025